SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
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                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One)
[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR

For Period Ended:  December 31, 2006
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SEC FILE NUMBER: 333-65318

CUSIP NUMBER:  74049P102


PART I - REGISTRANT INFORMATION

Full Name of Registrant:  PREMIER DEVELOPMENT & INVESTMENT, INC.
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                     P. O. Box 23542, Tampa, Florida  33623
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   (Address of Principal Executive Office Street and Number, City, State and Zip
                                      Code)


PART II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box is appropriate)

[x] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below unreasonable detail the reasons why the Form 10-K, 11-K, 10-Q, NSAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Registrant is still in the process of preparing its annual report for the fiscal year ended December 31, 2006. We have not been able to get our annual audit for the fiscal year ended December 31, 2006 initiated because all of our assets were transferred to Adam Barnett's designee, Restaurant Holdings, LLC, on December 12, 2006 to settle ongoing litigation detailed in earlier quarterly reports and in a recent Letter to Shareholders, which was also filed in a Form 8-K filed on March 9, 2007. We are presently exploring various bankruptcy options with legal experts. We intend to file for bankruptcy protection shortly and, if possible, finalize and file our Form 10-KSB for the period ended December 31, 2006 afterwards.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

J. Scott Sitra          (813) 786-1199

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to filed such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? [X] Yes [ ] No

If so, attach an explanation of the anticipated significant change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

All of the Registrant's assets were transferred to Adam Barnett's designee, Restaurant Holdings, LLC, on December 12, 2006 to settle ongoing litigation. As of December 31, 2006 Premier had no ongoing operations.



                     PREMIER DEVELOPMENT & INVESTMENT, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunder duly authorized.

Date:  March 29, 2007

By:  /s/ J. Scott Sitra
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     J. Scott Sitra
     President and Chief Executive Officer